UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

PE 9/04/02

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August.

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C. V6C 3L2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] ☐ Yes ☐ No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carmanah Technologies Corporation
(Registrant)

Date: August 13, 2002

Mr. Peeyush K. Varshney, Corporate Secretary

FOR IMMEDIATE RELEASE

Carmanah

Tuesday, August 20, 2002
(No. 2002-08-14)

CARMANAH SOLAR LED MARINE LIGHTING APPROVED BY U.S. COAST GUARD

Victoria, British Columbia - August 20, 2002 - Carmanah Technologies Corp. (TSX VE: CMH; Berlin and Frankfurt Stock Exchanges: QCX) is pleased to announce today that its 700 Series solar-powered LED (Light Emitting Diode) marine lights have been officially approved for use on United States Coast Guard (USCG) aids to navigation. This approval was released by the Commandant for the USCG through Notice 16500 - issued on July 30, 2002 and entitled "Equipment for Discrepancy Buoy/Small Lighted Buoy Applications".

"We are extremely pleased to have this approval, as it adds third-party credibility to our products by one of the world's most sophisticated and respected marine authorities", states Art Aylesworth, CEO of Carmanah. The USCG has been testing versions of the 700 Series since the original design was built in 1999 under USCG contract. "We expect this endorsement to have a significant impact on the success of our international marine sales program."

Notice 16500 represents one of the first approvals of LED-based marine lights by the USCG. All area and district commanders have received notice that they are now officially permitted to use Carmanah's 700 Series marine lights on discrepancy buoys, ATON stations, small lighted buoys and other platforms at their discretion. During 2002-2003, in an effort to reduce service costs, the USCG is performing a rigorous economic analysis of the total ownership cost of its traditional incandescent signals versus a potentially large-scale conversion to newer LED-based lighting technologies.

Carmanah's 700 Series line comprises 3 models: the 701, 702, and 702-5. These units are entirely self-contained and feature unique, proprietary solar-powered LED lighting technology. They retail between US$1000 and US$1250 each and are designed to operate reliably nearly anywhere in the world with no maintenance for up to 5 years. In a comparison of marine lights by the Département Signalisation Maritime et Fluviale (France), Carmanah's 700 Series units proved to offer the lowest cost of acquisition, the lowest cost of installation, as well as the lowest cost of operation for marine lights with visibilities up to 3.5 nautical miles*.

About the United States Coast Guard

The USCG (www.uscg.mil) is a military, multi-mission, maritime service charged with a broad scope of regulatory, law-enforcement, humanitarian, and emergency-response duties. The Aids-to-Navigation Division of the USCG is currently responsible for the operation and maintenance of approximately 16,000 minor aids to navigation in the United States.

About Carmanah Technologies Inc.

Carmanah designs, manufactures and supplies patented, proprietary solar-powered LED lighting solutions to the marine, transit, roadway and railway markets. The company has distributors in over 80 countries and now has more than 45,000 units installed worldwide. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

P. Varshney

Praveen Varshney, Director

Corporate Contact:
Mr. Praveen Varshney, Director
Tel: (604) 629-0264
Toll-Free: 1-866-629-0264
investors@carmanah.com

Media Contact:
Mr. David Davies
Tel: (250) 382-4332
ddavies@carmanah.com

Investor Relations Contact:
Vanguard Shareholder Solutions
Tel: (604) 608-0824
Toll-Free: 1-866-801-0777
vanguard@carmanah.com

* Mr. Jean-Pierre Wallard, Chef du Groupe Optique, Département Signalisation Maritime et Fluviale, Centre d'Etudes Techniques Maritimes et Fluviales / France, XVth IALA Conference, March 2002.

Carmanah

FOR IMMEDIATE RELEASE **Tuesday, August 13, 2002**
(No. 2002-08-13)

CARMANAH ANNOUNCES SECOND QUARTER PROFITABILITY AND RECORD REVENUE

Victoria, BC – August 13, 2002 - Carmanah Technologies Corporation (TSX VE: CMH; Berlin and Frankfurt Stock Exchanges: QCX) is pleased to announce its second quarter results for the three months ended June 30, 2002. Highlights for the quarter are as follows:

- Revenue up 86% over Q2 2001 to $1,513,733
- Profit of $31,140
- Revenue growth (86%) outpaced expenditures (44%)
- Unit sales were up 72% to 10,783 for the first half of 2002
- Gross profit reaches a record 58% as direct sales increase
- Investments into developing new markets continues

SUMMARY OF RESULTS FOR 2002

3 Months Ended June 30

Carmanah recorded a record $1,513,733 in revenues. This was an 86% increase of $701,587 over the same period in 2001.

Direct cost of goods totaled $649,836, as compared to $349,949 for the three months ended June 30, 2001. Total operational expenses were $878,155, a 44% increase over the $611,267 in the same period in 2001.

Gross profit as a percentage of sales reached a record 58%. Net income was $31,140 as compared to a net loss of $213,759 for the same period in 2001.

6 Months Ended June 30

Carmanah recorded a record $2,894,777 in revenues. This was an increase of 78% over the same period in 2001. Revenue growth was achieved through (i) the continued growth of marine sales in existing product lines; (ii) expansion into the railway and mining markets with existing products; and (iii) expansion into the transportation and transit markets with entirely new products. Unit sales increased from 6,818 units sold and delivered for the first half of 2001 to 10,783 for the first half of 2002.

Direct cost of goods totaled $1,248,166 as compared to $739,853 for the six months ended June 30, 2001. Gross profit as a percentage of sales was 57% as compared to 55% during the same period in 2001. This increase is a result of the Company's movement towards more direct selling through dedicated sales staff and an aggressive e-commerce program.

Total operational expenses were $1,685,710 as compared to $1,059,422 for the same period in 2001. As a percentage of sales, the operating expenses are down to 59%, as compared to 65% for the same period in 2001. This increase is attributed to the increased staff and administrative expenses necessary to support the Company's expansion into new products and new markets. Increasing investment is being made into markets that will be primary sources of revenues in the months and years to come.

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 629-0264 Toll Free 1-866-629-0264
Fax (604) 682-4768 e-mail: investors@carmanah.com

Net income was $6,560 as compared to a net loss of $215,762 for the same period in 2001. The overall increase is a result of an increase in sales.

Cash balance as at June 30, 2002 was $820,084, as compared to $1,060,817 as at December 31, 2001. The decrease was primarily attributable to an increase in inventory levels and a decrease in current liabilities.

About Carmanah Technologies Inc.

Carmanah designs, manufactures and supplies patented, proprietary solar-powered LED lighting solutions to the marine, transit, roadway and railway markets. The company has distributors in over 80 countries and now has more than 45,000 units installed worldwide. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors
Carmanah Technologies Corporation

P. Varshney

Praveen Varshney, Director

For further information, please contact:

Corporate Contact:
Mr. Praveen Varshney, Director
Tel: (604) 629-0264
Toll-Free: 1-866-629-0264

Media Contact:
Mr. David Davies
Harbourwerks Communications
Tel: (250) 382-4332
ddavies@harbourwerks.com

Investor Relations Contact:
Vanguard Shareholder Solutions
Tel: (604) 608-0824
Toll-Free: 1-866-801-0777
ir@vanguardsolutions.ca

CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Balance Sheets

June 30, 2002 and December 31, 2001 (Unaudited - Prepared by Management)

	June 30, 2002 (unaudited)	December 31, 2001 (audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 820,084	$ 1,060,817
Accounts receivable	643,531	358,958
Taxes recoverable	9,926	23,888
Prepaid expenses and deposits	35,609	26,777
Inventories	833,308	587,439
Current portion of advances receivable	36,639	49,472
	2,379,097	2,107,351
Advances receivable	111,500	111,500
Capital assets	304,334	279,873
Deferred development costs	105,645	216,895
Patents and other intangibles	35,582	29,487
	$ 2,936,158	$ 2,745,106
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 333,027	$ 340,876
Bank loan	30,000	30,000
Current portion of long-term debt	6,146	27,790
Current portion of obligations under capital lease	12,855	25,800
Current portion of future income taxes	18,000	18,000
	400,028	442,466
Long-term debt	6,473	17,143
Obligations under capital lease	30,304	30,304
Shareholders' equity:		
Share capital	3,267,346	3,029,746
Contributed surplus	26,188	26,188
Retained Earnings (Deficit)	(794,181)	(800,741)
	2,499,353	2,255,193
	$ 2,936,158	$ 2,745,106

CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Statements of Operations and Deficit

For the six months ended June 30, 2002 and 2001 (Unaudited – Prepared by Management)

	2002	2001
Revenues	**$ 2,894,777**	$ 1,628,983
Cost of goods sold	**1,248,166**	739,853
Gross margin	**1,646,611**	889,130
Operating expenses:		
Amortization of:		
Capital assets	**48,714**	41,507
Deferred development costs	**111,249**	70,119
Patents and other intangible assets	**4,155**	3,700
Bank charges and interest	**21,060**	15,583
Office and administration	**262,185**	180,924
Research and development	**319,693**	125,287
Sales and marketing	**262,682**	112,486
Wages and benefits	**655,972**	509,816
	1,685,710	1,059,422
Operating loss for the period	**(39,099)**	(170,292)
Other income:		
Interest and other income	**45,659**	43,015
Reverse takeover costs	–	(88,485)
	45,659	(45,470)
Income (loss) for the period	**6,560**	(215,762)
Deficit, beginning of period	**(800,741)**	(124,243)
Deficit, end of period	**$ (794,181)**	$ (340,005)
Earnings (loss) per share	**$ 0.0003**	$ (0.0343
Weighted average number of shares outstanding	**20,480,113**	6,285,479

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 629-0264 Toll Free 1-866-629-0264
Fax (604) 682-4768 e-mail: investors@carmanah.com

CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Statements of Cash Flows

For the six months ended June 30, 2002 and 2001 (Unaudited – Prepared by Management)

	2002	2001
Cash provided by (used in):		
Operations:		
Income (loss) for the period	$ 6,560	$ (215,763)
Amortization, an item not involving cash	164,118	115,326
Changes in non-cash operating working capital:		
Accounts receivable	(284,573)	(141,344)
Taxes recoverable	13,962	(89,909)
Inventories	(245,869)	(154,168)
Prepaid expenses and deposits	(8,832)	(1,782)
Advances receivable	12,833	–
Accounts payable and accrued liabilities	(7,848)	114,665
	(349,649)	(372,975)
Investing:		
Cash received on the reverse takeover of Carmanah Technologies Inc.	–	1,768,014
Capital asset additions	(83,423)	(94,197)
Patents and other intangibles	–	(10,032)
	(83,423)	1,663,785
Financing:		
Shares issued by way of private placement	237,600	–
Bank loan	–	(30,000)
Repayment of long term debt	(32,316)	(27,431)
Obligations under capital leases	(12,945)	69,212
	192,339	11,781
Increase (decrease) in cash and cash equivalents	(240,733)	1,302,591
Cash and cash equivalents, beginning of period	1,060,817	185,634
Cash and cash equivalents, end of period	$ 820,084	$ 1,488,225